Exhibit 99.1

Ellomay Capital Announces that Standard & Poors Maalot Reaffirms ilA- Rating of Debentures and
Stable Outlook

Tel-Aviv, Israel, March 19, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), announced today that Standard & Poors Maalot Ltd. (“Maalot”) reaffirmed the rating of ilA-assigned to the Company’s Series A Nonconvertible Debentures (the “Debentures”) traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook.

In its rating report (issued in Hebrew and available at: http://www.maalot.co.il/publications/3781/OTREll20150318164632.pdf), Maalot notes, among other things, as follows:

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Ellomay’s rating is underpinned by the relatively low degree of leverage at the project level and hence at the holding company’s level; by few limitations on the distribution of excess cash from projects in the portfolio; and by an ‘adequate’ liquidity profile, that is characterized by a flat debt amortization schedule.

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On the other hand, Ellomay’s rating is restricted by a high concentration of held assets, given that the majority of income-producing projects (about 51% of cash flows) are located in Italy, and due to the reliance most revenues from held projects on tariffs set by regulators in countries with unstable regulatory environments.

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The stable outlook reflects Maalot assessment that the cash from the owned projects, together with the liquidity cushion, will be resilient in the short term to potential changes in regulation in Italy and Spain, and to the uncertainty regarding the time and magnitude of receipts from the Dorad power plant (“Dorad”). Maalot further believes that management will ensure debt coverage ratios commensurate with the current rating, by implementing its investment plan.

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Maalot believe that the stability of cash flows from the projects and its ability to forecast them is ‘moderate’. These assessments are based largely on the quality of cash flows at the independent project level on the one hand, and on the relatively low level of investment diversification on the other.

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According to Maalot's base-case scenario, in the period 2015-2019, about 51% of Ellomay’s cash flows will derive from projects in Italy, about 29% from Dorad, and about 20% from projects in Spain. According to our forecast, about 71% of company cash flows will derive from PV plants, and the rest from power stations powered by natural gas (Dorad).

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In accordance with Maalot criteria, the level of liquidity of the company is `adequate`. Maalot estimates the ratio between the sources of cash flow to its uses to be greater than 1.4x in the period 2015-2016.

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In their base-case operating scenario, Maalot considered investments known at the point of forecast and whose chance of execution is relatively high. Nonetheless, Ellomay may carry out additional investments in 2015-2016, whose effect on the financial ratios and liquidity profile will be assessed as they occur.

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The stable outlook reflects our assessment that cash flows from held projects, coupled with the liquidity cushion, will be resilient, in the short term, to possible regulatory changes in Italy and Spain, and to some uncertainty regarding the timing and scale of returns from the Dorad investment, and that the company’s management will maintain debt coverage ratios in line with the current rating, by means of implementing its investment plan.

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Downside Scenario - A deterioration in the company’s liquidity profile, resulting from a change in policy regarding its cash cushion or from aggressive investments, is likely to precipitate a negative rating action. Also, an additional decline in expected cash flows from projects, including returns from the Dorad investment, could lead to a negative rating action through a worsening of financial ratios.

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Upside Scenario - A positive rating action would result if expected returns from Dorad materialize in line with the company’s expectations, while maintaining the cash cushion, and provided the company continues to stand by its investment policy in and to repay its debt. In this case, we expect an improvement in Ellomay’s financial profile that would lend itself to a positive rating action.

The foregoing are only excerpts of the rating report and you are urged to read the rating report in its entirety. An unofficial translation to English of the Maalot report will be uploaded to the “Investor Relations” section of the Company’s website.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Debentures.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and
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7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, whether referenced or not referenced in this press release. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com